SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

zulily, inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

989774 104

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 989774 104

1.	Names of Reporting Persons Lori Twomey
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 978,750(1)
	6.	Shared Voting Power Not applicable.
	7.	Sole Dispositive Power 978,750(1)
	8.	Shared Dispositive Power Not applicable.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 978,750 shares(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.9%(2)
12.	Type of Reporting Person (see instructions) IN

(1)	Consists of 978,750 shares of Class B Common Stock issuable pursuant to stock options exercisable within 60 days of December 31, 2013. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value and whether voluntary or involuntary or by operation of law, except for certain transfers described in the issuer’s amended and restated certificate of incorporation, including, without limitation, certain transfers for tax and estate planning purposes.
(2)	Based on 13,225,000 shares of Class A Common Stock outstanding on December 31, 2013. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock and the exercise of Reporting Person’s options exercisable as of or within 60 days of December 31, 2013, and the conversion of the resulting shares Class B Common Stock into Class A Common Stock.

Item 1(a).	Name of Issuer: zulily, inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 2200 First Avenue South, Seattle, WA 98134

Item 2(a).	Name of Person Filing: Lori Twomey

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address and principal business office of the Reporting Person is:

c/o zulily, inc.

2200 First Avenue South

Seattle, WA 98134

Item 2(c).	Citizenship: Ms. Twomey is a U.S. citizen.

Item 2(d).	Title of Class of Securities: Class A Common Stock

Item 2(e).	CUSIP Number: 989774 104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount Beneficially Owned: 978,750 shares(1)

(b)	Percent of Class: 6.9%(3)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 978,750 shares(1)

(ii)	Shared power to vote or to direct the vote:

Not applicable.

(iii)	Sole power to dispose or to direct the disposition of: 978,750 shares(1)

(iv)	Shared power to dispose or to direct the disposition of:

Not applicable.

(3)	Based on 13,225,000 shares of Class A Common Stock outstanding on December 31, 2013. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock and the exercise of Reporting Person’s options exercisable as of or within 60 days of December 31, 2013, and the conversion of the resulting shares Class B Common Stock into Class A Common Stock.

Assuming conversion of all of the Issuer’s Class B Common Stock outstanding on December 31, 2013 into Class A Common Stock, the exercise of Reporting Person’s options exercisable as of or within 60 days of December 31, 2013 and the conversion of the resulting shares of Class B Common Stock into Class A Common Stock, the Reporting Person listed in Item 4 would hold 0.8% of the total outstanding shares of the Issuer. This percentage is based on the combined total of 123,384,785 outstanding shares as of December 31, 2013, which represents 13,225,000 shares of Class A Common Stock and 110,159,785 shares of Class B Common Stock.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2014
Date

/s/ Lori Twomey
Lori Twomey